Exhibit 99.1

Clearmind Medicine Granted U.S. Patent Approval for Binge Behavior Treatment

Vancouver, Canada, Aug. 21, 2024 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced that it has received a new patent approval from the United States Patent and Trademark Office, marking another significant advancement in its proprietary MEAI-based binge behavior regulator program.

The approved patent claims cover, among other things, a method of regulating the consumption of alcoholic beverages and a method of controlling binge behavior through the administration of an amine aminoindane, including 5-methoxy-2-aminoindan (MEAI), the Company’s innovative psychedelic molecule. This latest patent further bolsters Clearmind’s extensive intellectual property portfolio in the psychedelic sector, which now includes 29 granted patents across 19 patent families, with protections secured in key jurisdictions such as the U.S., Europe, China, and India.

Dr. Adi Zuloff-Shani, CEO of Clearmind, commented, “We are proud to continue leading the way in IP protection within this space. Expanding and maintaining our patent portfolio, particularly in the U.S., remains a key objective for us. We believe that we hold one of the largest portfolios in the market, covering our core areas: MEAI, binge behavior, addictions, mental disorders, as well as new psychedelic compounds and combinations identified and researched by our team.”

MEAI is a novel psychoactive molecule that reduces the desire to consume alcoholic beverages while providing a mild euphoric, alcohol-like experience. It holds the potential to transform the lives of millions who struggle with moderating their alcohol intake. Clearmind’s MEAI-based flagship treatment targets Alcohol Use Disorder (AUD) and weight loss. AUD is a widespread condition that ranges from mild to severe and is characterized by an individual’s inability to control their alcohol consumption despite adverse social, occupational, or health consequences. Clearmind’s MEAI may also be effective in treating binge drinking, a potentially life-threatening addiction.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 29 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries

Info@Clearmindmedicine.com

www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the advancement in its proprietary MEAI- based binge behavior regulator program and its goal to expand and maintain its patent portfolio. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2023 filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.